STATEMENT OF INVESTMENTS

Dreyfus Florida Intermediate Municipal Bond Fund

March 31, 2006 (Unaudited)

Long-Term Municipal Investments--100.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida--93.0%				
Brevard County Health Facilities Authority, Revenue (Holmes Regional Medical Center) (Insured; MBIA)	5.30	10/1/07	3,000,000	3,052,350
Broward County, Water and Sewer Utility Revenue	5.00	10/1/21	2,000,000	2,107,440
Broward County School Board, COP (Insured; FSA)	5.50	7/1/11	4,715,000 [a]	5,146,941
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA)	5.50	10/1/16	4,285,000	4,547,113
Charlotte County, Utility Revenue (Insured; FGIC)	5.40	10/1/08	1,210,000	1,244,376
Clay County Housing Finance Authority, Revenue (Multi-County Program) (Collateralized: FNMA and GNMA)	4.85	10/1/11	540,000	553,478
Collier County, Gas Tax Revenue (Insured; AMBAC)	5.00	6/1/22	3,000,000	3,154,050
Dade County, Special Obligation Revenue (Insured; AMBAC)	0.00	10/1/10	6,825,000	5,736,617
Dade County, Special Obligation Revenue (Solid Waste System) (Insured; AMBAC)	6.00	10/1/06	2,565,000	2,596,190
Dade County, Water and Sewer Systems Revenue (Insured; FGIC)	6.25	10/1/11	2,115,000	2,368,335
Florida, Education System, University of Florida Housing Revenue (Insured; FGIC)	5.00	7/1/22	2,055,000	2,170,470
Florida Board of Education, Capital Outlay (Public Education)	5.50	6/1/10	5,000,000 [a]	5,390,250
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/18	9,330,000	9,890,733
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,680,475
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/19	3,675,000	3,895,868
Florida Department of				

Environmental Protection, Revenue (Insured; FGIC)	5.75	7/1/09	5,100,000	5,427,522
Florida Department of Environmental Protection, Revenue (Florida Forever) (Insured; MBIA)	5.38	7/1/17	3,450,000	3,732,762
Florida Municipal Loan Council, Revenue (North Miami Beach Water) (Insured; MBIA)	5.38	8/1/18	1,990,000	2,149,479
Florida Municipal Power Agency, Revenue (Stanton II) (Insured; AMBAC)	5.50	10/1/15	3,635,000	3,955,643
Florida Ports Financing Commission, Revenue (Transportation Trust Fund - Intermodal Program) (Insured; FGIC)	5.50	10/1/16	1,745,000	1,842,266
Florida Turnpike Authority, Turnpike Revenue (Department of Transportation)	5.25	7/1/23	1,945,000	2,056,799
Florida Water Pollution Control Financing Corp., Water PCR	5.25	1/15/21	2,545,000	2,739,184
Halifax Hospital Medical Center, HR (Insured; MBIA)	5.00	10/1/10	1,750,000	1,813,053
Hialeah Gardens, IDR (Waterford Convalescent)	7.88	12/1/07	275,000	275,231
Hillsborough County, Utility Revenue (Insured; AMBAC)	5.50	8/1/14	3,205,000	3,545,531
Hillsborough County, Utility Revenue (Insured; MBIA)	0.00	8/1/06	5,000,000	4,944,000
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital)	5.25	10/1/15	3,000,000	3,171,810
Hillsborough County School Board, COP (Insured; MBIA)	5.00	7/1/16	2,625,000	2,737,455
Jacksonville, Guaranteed Entitlement Revenue (Refunding and Improvement) (Insured; FGIC)	5.38	10/1/16	3,080,000	3,322,488
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/14	1,500,000	1,616,085
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/15	1,500,000	1,616,085
Jacksonville, Sales Tax Revenue (River City Renaissance) (Insured; FGIC)	5.13	10/1/18	2,500,000	2,527,675
Lakeland, Electric and Water Revenue	5.90	10/1/07	2,385,000	2,466,352
Lee County,				

Transportation Facilities Revenue (Insured; AMBAC)	5.50	10/1/15	2,500,000	2,693,475
Martin County, Gas Tax Revenue (Insured; AMBAC)	5.00	4/1/21	1,875,000	1,984,669
Martin County, Gas Tax Revenue (Insured; AMBAC)	5.00	4/1/22	2,260,000	2,388,436
Martin County, Utility System Revenue (Insured; FGIC)	5.50	10/1/12	1,065,000	1,165,206
Martin County, Utility System Revenue (Insured; FGIC)	5.50	10/1/13	1,485,000	1,634,673
Miami, Homeland Defense/Neighborhood (Insured; MBIA)	5.50	1/1/16	3,000,000	3,236,100
Miami-Dade County, Public Service Tax Revenue (UMSA Public Improvements) (Insured; AMBAC)	5.50	4/1/16	2,190,000	2,368,310
Northern Palm Beach County Improvement District (Water Control and Improvement Unit Development)	5.75	8/1/09	875,000 [a]	908,171
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/15	1,010,000	1,049,875
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare) (Insured; MBIA)	6.25	10/1/11	1,770,000	1,986,683
Orlando Utilities Commission, Water and Electric Revenue	5.80	10/1/06	6,030,000	6,098,983
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	6.75	7/1/22	3,000,000	3,001,080
Palm Beach County, Criminal Justice Facilities Revenue (Insured; FGIC)	5.38	6/1/10	1,825,000	1,943,972
Palm Beach County, Public Improvement Revenue (Convention Center) (Insured; FGIC)	5.50	11/1/11	1,785,000 [a]	1,940,241
Palm Beach County School Board, COP (Insured; FGIC)	6.00	8/1/10	4,000,000 [a]	4,401,640
Palm Beach County School Board, COP (Insured; FSA)	5.50	8/1/12	4,910,000 [a]	5,367,563
Polk County, Public Facilities Revenue (Insured; MBIA)	5.00	12/1/20	2,165,000	2,289,856

Reedy Creek Improvement District, Ad Valorem Tax (Insured; AMBAC)	5.00	6/1/22	2,180,000	2,295,322
Saint Lucie County, Sales Tax Revenue (Refunding and Improvement) (Insured; MBIA)	5.25	10/1/22	2,140,000	2,288,965
Seminole County, Water and Sewer Revenue	5.00	10/1/21	2,410,000	2,545,249
Seminole County, Water and Sewer Revenue	5.00	10/1/22	4,530,000	4,776,976
Tampa, Cigarette Tax Allocation (H Lee Moffitt Cancer) (Insured; AMBAC)	5.00	3/1/08	2,000,000	2,051,280
Tampa, Utility Tax and Special Revenue (Insured; AMBAC)	5.25	10/1/21	1,000,000	1,072,130
Tampa Bay, Water Utility Systems Revenue (Insured; FGIC)	5.13	10/1/08	3,205,000 a	3,340,379
Volusia County School Board, Sales Tax Revenue (Insured; FSA)	5.38	10/1/15	4,000,000	4,322,040
U.S. Related--7.4%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,000,000 a	1,080,890
Childrens's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 a	3,242,670
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	2,500,000	2,715,300
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.25	7/1/12	2,440,000	2,548,385
Puerto Rico Public Buildings Authority, Guaranteed Revenue (Government Facilities) (Insured; XLCA)	5.25	7/1/20	2,000,000	2,201,860
Virgin Islands Public Finance Authority, Revenue (Virgin Islands Gross Receipts Taxes Loan Note)	5.63	10/1/10	1,735,000	1,790,052
Total Investments (cost $179,825,287)			**100.4%**	**185,204,537**
Liabilities, Less Cash and Receivables			**(.4%)**	**(646,563)**
Net Assets			**100.0%**	**184,557,974**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   At March 31, 2006, 25.8% of the fund's net assets are insured by FGIC.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		